UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 5)

ICX TECHNOLOGIES, INC.

(Name of Subject Company)

ICX TECHNOLOGIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

44934T105

(CUSIP Number of Class of Securities)

Colin J. Cumming

Chief Executive Officer

ICx Technologies, Inc.

2100 Crystal Drive, Suite 650

Arlington, Virginia 22202

(703) 678-2111

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter Allan Atkins and Randall H. Doud

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of ICx Technologies, Inc. (the “Company”) initially filed on September 3, 2010, as amended by Amendment No. 1 thereto filed on September 9, 2010, Amendment No. 2 thereto filed on September 10, 2010, Amendment No. 3 thereto filed on September 17, 2010 and Amendment No. 4 thereto filed on September 21, 2010. The Statement relates to the cash tender offer by Indicator Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of FLIR Systems, Inc., disclosed in a Tender Offer Statement on Schedule TO dated September 3, 2010 filed with the Securities and Exchange Commission, to purchase all of the Company’s outstanding common stock, par value $0.001 per share (the “Shares”), at a price of $7.55 per Share, net to the selling stockholder in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2010, and in the related Letter of Transmittal, both of which were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information.

Subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended by adding the following after the seventh paragraph thereof:

On September 21, 2010, a putative stockholder class action complaint was filed against the Company, the individual members of the Company Board, Wexford, the Wexford Parties, Parent and Purchaser in the United States District Court for the District of Delaware (the “Rubin Complaint”). In the Rubin Complaint, captioned Rubin v. ICx Technologies, Inc., et al., C.A. No. 1:10CV00803, plaintiff alleges, among other things, that the members of the Company Board (i) engaged in a course of conduct in violation of Section 14(e) of the Exchange Act, (ii) are controlling persons of the Company within Section 20(a) of the Exchange Act and caused the Company to engage in wrongful conduct, (iii) violated their fiduciary duties by putting their personal interests ahead of the interests of the Company’s stockholders, failing to take adequate measures to ensure that the interests of the Company’s stockholders were properly protected and embarking on a process that avoids competitive bidding and provides Parent with an unfair advantage in effectively excluding other alternative proposals. Plaintiff further alleges that Parent and Purchaser aided and abetted such alleged violation of Section 14(e) of the Exchange Act and the individual members of the Company Board’s breaches of their fiduciary duties. Plaintiff seeks judicial action: (i) certifying that the action is a class action; (ii) declaring that the defendants have violated or aided and abetted the violation of Section 14(e) of the Exchange Act, and preliminarily and permanently enjoining them from proceeding with the vote and consummation or closing of the Merger; (iii) declaring that the members of the Company Board have breached their fiduciary duties; (iv) preliminarily and permanently enjoining the individual members of the Company Board from placing their own interests ahead of the interests of the Company and its stockholders; (v) preliminarily and permanently enjoining the individual members of the Company Board from implementing any of the protective measures in the Merger Agreement, including but not limited to the exercise of the Top-Up Option, restrictions on seeking bona-fide offers, and payment of the termination fee and reimbursement that would inhibit the individual members of the Company Board’s ability to maximize value for the Company’s stockholders; (vi) awarding Plaintiff and the class compensatory damages; (vii) awarding plaintiff costs, including reasonable attorneys’ fees; and (viii) granting such other relief as the Court deems just and proper. A copy of the Rubin Complaint is filed as Exhibit (a)(5)(L) hereto and incorporated herein by reference and should be read for the complete terms of the Rubin Complaint.

Subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended by adding the following at the end thereof:

As a result of discussion with counsel for the McGowan Plaintiffs, the parties reached an accommodation regarding the motion for expedited discovery. The McGowan Plaintiffs will withdraw their motion to expedite the proceedings and therefore the hearing scheduled for September 14, 2010 to hear that motion will likely be canceled.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ICX TECHNOLOGIES, INC.

By:	/s/ Colin J. Cumming
Name:	Colin J. Cumming
Title:	Chief Executive Officer

Dated: September 22, 2010